CONFIDENTIAL
                  FOR INFORMATION OF SEC STAFF ONLY


July 11, 2006


United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, D.C.  20549
Attn:  Angela J. Crane

     Re:  Intel Corporation
          December 31, 2005 Form 10-K and
              Subsequent Exchange Act Filings
          File No. 0-06217

Dear Ms. Crane,

     We have received your comment letter dated June 19, 2006, and the following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

     We would like to advise the staff that it is our intent to use non-GAAP measures, excluding the effects of share-based compensation, only in our filings for our fiscal 2006. The Audit Committee of our Board of Directors has only approved the use of such non-GAAP measures for 2006. After the first year of adoption of SFAS No. 123(R), we believe the information will become less useful for investors.

Form 10-Q for the quarterly period ended April 1, 2006

Comment No. 1

Note 3.  Employee Equity Incentive Plans, page 5

     1. There does not appear to be any basis or context in GAAP for computing the per share effects of a form of compensation.
Accordingly, in future filings, please remove share-based compensation effects on earnings per share from the financial statements.

Response to Comment No. 1

     We agree with the staff's comment that there is ordinarily no context for computing the per-share effects of a form of compensation. However, we believe this disclosure is required by the Financial Accounting Standards Board (FASB) in Statement of Financial Accounting Standards No. 123 (revised-2004), "Share-Based Payment," (SFAS No. 123(R)). Specifically, SFAS 123(R) paragraph 84 states:

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 2

        "In the period that this Statement is adopted, an entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share."


We believe that the disclosure in our Form 10-Q, a copy of which is reproduced below, sets forth in tabular format information that satisfies the requirements of SFAS No. 123(R) paragraph 84:

                                                  Three Months Ended

                                                April 1,    April 2,
(In Millions-Except Per Share Amounts)            2006        2005
--------------------------------------          --------    --------

Cost of sales                                $        86  $     -

Research and development                             135        -

Marketing, general and administrative                153        -
                                                 -------    --------
Share-based compensation effect in income
before taxes                                         374        -

Income taxes                                        (110)       -
                                                 -------    --------

Net share-based compensation effects in net
income                                       $       264  $     -
					        ========    ========

Share-based compensation effects on basic
  earnings per common share                  $      0.05  $     -
                                                ========    ========
Share-based compensation effects on diluted
  earnings per common share                  $      0.04  $     -
                                                ========    ========
Share-based compensation effects on cash
  flow from operations                       $       (61) $     -
                                                ========    ========
Share-based compensation effects on cash
  flow from financing activities             $        61  $     -
                                                ========    ========


     We additionally advise the staff that as this disclosure will no longer be required subsequent to the year of adoption, we plan to discontinue presenting the per share impacts beginning with our first quarter 2007 Form 10-Q filing.

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 3


Comment No. 2

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 17

     2. Your disclosure appears to identify the following non-GAAP measures:

1.   gross margin excluding share-based compensation
2.   research and development, excluding share-based compensation
3. marketing, general and administrative, excluding share-based compensation
4.   income taxes, excluding share-based compensation
5.   net income, excluding share-based compensation
6. fully-diluted earnings per share, excluding the effects of share-based compensation on both the numerator and the denominator

     We do not believe that your disclosure addresses with sufficient precision each of the disclosure points identified in the response to Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of your non-GAAP measures identified above. We request that you consider our observations below and provide us with a draft of revised disclosures you would propose to include in future filings to address them.

Note: For clarity we will respond to individual portions of comment
#2 separately:


     Our disclosures include the following non-GAAP financial measures:

1.   gross margin excluding share-based compensation
2.   research and development, excluding share-based compensation
3. marketing, general and administrative, excluding share-based compensation
4.   operating income, excluding share-based compensation
5.   net income, excluding share-based compensation
6. diluted earnings per share, excluding the effects of share-based compensation on both the numerator and the denominator

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 4

     We acknowledge the staff's comment concerning more specific identification of considerations for each individual measure. Because our non-GAAP measures are all similar in that they each exclude, and only exclude, the effects of share-based compensation, there are common elements to the disclosure considerations identified in Question 8 of the Staff's June 13, 2003 Frequently Asked Questions regarding the Use of Non-GAAP Financial Measures (the "FAQ") for each of these financial measures. We would also like to advise the staff that in managing the company's business on a consolidated basis, consistent with how we have managed the business for many years prior to implementation of SFAS 123(R), we do not include the effects of share-based compensation, other than in evaluating potential dilution. The adoption of SFAS No. 123(R) did not change the way we manage our business. This includes budgeting, planning, forecasting, assessing performance and allocating resources. The revised disclosure attached to this letter provides specific information about each individual measure in accordance with the FAQ, including particularized examples and disclosure when applicable to each non-GAAP financial measure.

FAQ 8 indicates that management should include the following disclosure:

Comment No. 2 section 1:

1. 'the manner in which management uses the non-GAAP measure to conduct or evaluate its business'

     Your references to "internal managerial purposes," "planning and forecasting future periods," and "budget and planning process" appear to be too generalized. Please propose clarifying disclosure for each measure that explains more precisely how management uses them. Consider questions similar to the following in crafting such disclosure: Are your tax strategies determined exclusive of the effects of share based compensation? Are the number of full-time equivalent employees working in research and development dependent on the portion of research and development expense comprised of share-based compensation? How does your non-GAAP research and development measure help you make year-to-year comparisons? For example, if total GAAP research and development expenses increased from one-year to the next, but the non-GAAP measure of research and development decreased because share-based payments constituted a larger portion of total compensation, what does management glean about performance?

     In the fourth paragraph on page 17, you indicate that you include each of the measures identified above to compare period-to-period results on a segment basis. If each non-GAAP measure identified above is reported to the SFAS 131 chief operating decision maker on a segment basis for purposes of allocating resources and assessment performance, please include each such amount in your SFAS 131 financial statement footnote disclosure. If it is not, please consider the need to revise the referenced disclosure.

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 5

     See the second paragraph on page 18. Clarify in your proposed disclosure whether the weighted average number of shares used to determine profit-dependent cash incentive compensation paid to employees excludes the effects of 123(R) upon the number of diluted shares. Also, please briefly clarify in your proposed disclosure how 123(R) affects the number of diluted shares based on your unique share-based compensation arrangements.

Response to comment No. 2 section 1 paragraph 1:

     We acknowledge the staff's comment and, as stated above, have provided particularized examples and disclosure for each specific measure in our proposed revised disclosure attached to this letter.

Response to comment No. 2 section 1 paragraph 2:

     We acknowledge the staff's comment about the non-GAAP measures in relation to the review of segment results by our chief operating decision maker (the CODM). Operating income is the measure of profitability that our CODM uses for purposes of assessing performance and allocating resources. Our CODM does not review income taxes, net income, or earnings per share on a segment basis as we do not account for taxes or other income and expense on a segment basis and in fact we do not calculate such items on a segment basis. Therefore, we are revising our disclosure in future filings as noted in the draft attached to this letter to reflect that only certain of our non-GAAP financial measures are reported to the CODM on a segment basis.

Response to comment No. 2 section 1 paragraph 3:

     We confirm that our profit-dependent cash incentive compensation paid to employees, including senior management, is calculated using formulae that incorporate our weighted average diluted common shares outstanding, excluding the effects of share-based compensation. The calculation of diluted common shares outstanding, excluding the effects of share-based compensation, excludes the proceeds from the remaining unamortized share-based compensation, and adjusts the proceeds from tax benefits by excluding the effects of share-based compensation. The calculation of diluted common shares outstanding, excluding the effects of share-based compensation is comparable to the calculation of diluted common shares outstanding, as reported, prior to the adoption of SFAS 123(R). We are revising our disclosure in future filings as noted in the draft attached to this letter to include the above information for added clarity for the reader.

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 6

Comment No. 2 section 2:

2. 'the economic substance behind management's decision to use such a measure'

     For each non-GAAP measure, please explain why management uses the measure to assess performance. In this regard, we note that you address measurement imprecision for a number of your financial statement elements in critical accounting estimates, but you do not appear to consider such imprecision in assessing performance. Similarly, we note that share-based compensation is one form of total compensation and such total compensation arrangements, like organizational structures, management styles, distribution methods, and marketing plans, are likely to differ among companies and impact profitability differently. In that context, please propose disclosure that helps investors understand why management singles out share-based compensation.

     Also, broadly for all the non-GAAP measures, please propose disclosure that explains how understanding the portion of total compensation represented by share-based compensation helps management assess performance.

Response to comment No. 2 section 2:

     The economic substance behind management's decision to use non-GAAP measures is that at present management has decided to continue to manage and evaluate the company's operations on the same basis as prior to adoption of SFAS No. 123(R), at least until there is greater experience and familiarity with assessing the effects of share-based compensation. The effects of implementing SFAS No. 123(R) represent a measurable change in the gross margin, research and development and marketing, general and administrative expenses, operating income, net income, and diluted earnings per share, and management believes the non-GAAP financial measures are appropriate and necessary for both its own assessment of, and to show the reader, how our performance compares to fiscal 2005, when these charges were not included in our results. We will revise our disclosure in future filings as noted in the draft attached to this letter, to more specifically address the economic substance and effect on comparability of each non-GAAP measure used. These disclosures address how management assesses performance by excluding share-based compensation from the non-GAAP financial measures.

     Our decision to single out share-based compensation reflects the fact that, unlike other critical accounting estimates in which adjustments and changes in the estimates can fluctuate up or down in any given period, when comparing 2006 to 2005 share-based compensation increases the related expenses in all regards. Unlike other forms of compensation, share-based compensation was not recognized within cost of sales or any other line item prior to January 1, 2006 when we adopted the provisions of SFAS No. 123(R). These period-to-period changes do not reflect and do not provide comparative information on changes in the compensation arrangements, organizational structures, management styles, distribution methods or marketing plans, but reflect solely adoption of the new accounting standard that significantly affects the company's reported financial results. In this regard, we advise the staff that the estimated difference that share-based compensation will cause when comparing 2006 to 2005 is $1.1B to expenses and 1 percentage point of gross margin. On the other

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 7

hand, segment managers are held accountable for other forms of compensation, and as such those compensation charges are included in the segments results and in the budget and planning processes of our reporting segments. Likewise, our CODM allocates resources based on actual or forecasted results which include all forms of compensation except share-based payments.

Comment No. 2 section 3:

3. 'the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure'

     We are unable to note disclosure responsive to this consideration. In this regard, the statements in the third paragraph on page 17 that the non-GAAP measures should not be viewed as substitutes for GAAP measures or comparable to similarly titled measures of other companies and the statement in the fourth paragraph on page 18 stating that share-based compensation is an important element of the company's compensation structure, while factual, do not identify the material limitations of the non-GAAP measures you present. Please provide this disclosure for each non-GAAP measure you present as well as for the number of shares included in non-GAAP fully-diluted earnings per share.

Response to comment No. 2 section 3:

     We acknowledge the staff's comment concerning the material limitations associated with the use of each of our non-GAAP measures, and we advise the staff that we are proposing to revise our disclosure in future filings as set forth in the draft attached to this letter to reflect that a limitation of our non-GAAP measures is that they may be of limited utility when comparing our financial results to those of other companies, and they do not reflect expenses relating to all elements of our compensation programs.

Comment No. 2 section 4:

4. 'the manner in which management compensates for these limitations when using the non-GAAP financial measure'

     It appears that you are attempting to address this consideration in the fourth paragraph on page 18; however that paragraph appears to be overly generalized and ambiguous. Please endeavor to address this consideration with more precision for each non-GAAP measure. For example, it is unclear what you mean in the first sentence when you state that the non-GAAP measures you present "should not be viewed as a pro forma presentation reflecting the elimination of the underlying share-based compensation programs." It is unclear how you think the measures should be viewed as they do eliminate share-based compensation. In the second sentence, it is unclear what "this aspect of the non-GAAP financial measures" is that management takes into consideration; how management takes it into consideration; and what specific quantitative and qualitative information, notwithstanding the reference to the

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 8

     discussion under the caption "Employee Equity Incentive Plans", management uses to compensate for the limitations of each measure.

Response to comment No. 2 section 4:

     We acknowledge the staff's comment, and advise the staff that we are proposing to revise our disclosure in future filings as set forth in the draft attached to this letter. As noted above, management's decision to use non-GAAP measures reflects its decision to continue to manage and evaluate the company's operations for budget, planning and forecasting purposes on the same basis as prior to adoption of SFAS No. 123(R), at least until there is greater experience and familiarity with assessing the effects of share-based compensation. Accordingly, consistent with management's practice in past years, our share-based compensation programs are evaluated on the basis of non-financial metrics. Specifically, our goal has been to keep the potential incremental dilution related to our equity incentive programs (stock options and restricted stock units) to a long-term average of less than 2% annually. The dilution percentage is calculated using the new equity-based awards, net of equity-based awards cancelled due to employees leaving the company and expired stock options, divided by the total outstanding shares at the beginning of the year. This approach to managing our share-based compensation programs has been reflected in the company's proxy statement for each of the last three years. Specifically, in 2004 the company sought and obtained stockholder approval to terminate its existing equity compensation plans and implement a new equity compensation plan designed to reduce total potential dilution, and the company committed to seek re-authorization and extension of its equity compensation program on an annual basis.

Comment No. 2 section 5:

5. 'the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.'

     Refer to third paragraph on page 18. Please clarify in your disclosure how the presentation of non-GAAP measures facilitates an investor's comparisons of performance, as opposed to liquidity, on a GAAP basis among other companies. In this regard we note that you address measurement imprecision in critical accounting estimates.

Response to comment No. 2 section 5:

     We acknowledge the staff's comment and are proposing to revise our disclosures to eliminate the reference to comparing performance with other companies as noted in the draft attached to this letter.

Comment No. 3

Critical Accounting Estimates, Share-based compensation, page 22

     3. Please revise future filings to provide quantified sensitivity analysis disclosure, not just qualitative information when discussing your critical accounting estimates and assumptions. Refer to

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 9

Section V. Critical Accounting Estimates of Release No. 33-8350:
Interpretation - Commission Guidance Regarding Management's
Discussion and Analysis of Financial Condition and Results of
Operations for guidance.

Response to Comment No. 3

     We acknowledge the staff's comment and in our share-based compensation critical accounting estimate disclosure in future filings, we will provide additional quantitative sensitivity analysis for the significant inputs of volatility and expected life used in our fair value model. With respect to providing sensitivity analysis relating to the potential impacts of cumulative forfeiture adjustments, cumulative adjustments are only recorded to the extent the related expense is recognized in the financial statements, beginning with implementation of FAS 123(R) in the first quarter of 2006. Therefore, currently the impact of a reasonably likely cumulative adjustment that could occur was not yet meaningful in the first quarter of 2006. A hypothetical 20% increase in the amount of forfeitures compared to our expectations of forfeitures for unvested awards would cause an adjustment in the period the change occurred of less than $10 million. However, we expect the potential impact from cumulative forfeiture adjustments to increase in future periods as the number of periods subject to cumulative adjustment increases. Therefore, we plan to provide disclosure surrounding the sensitivity of changes in the amount of assumed and actual forfeitures when the effects of reasonably likely cumulative adjustments become potentially significant.

Comment No. 4

Results of Operations, page 25

     4. Although your discussions generally identify factors responsible for changes in financial statement line items, sometimes they do not include explanation of how or why the factors arose. For example, revise in future filings to:

          a. Explain why microprocessor average selling prices and motherboard unit sales decreased;
          b. Explain why revenue in your European region decreased 19% from March 31, 2005 to March 31, 2006; and
          c. Revise your narrative to clarify, and to quantify the impact upon revenues of changes from both volume and price during each period presented.

This list is not meant to be all-inclusive. Apply this general guidance in future filings.

Response to Comment No. 4

     With respect to possibly quantifying the impact of factors responsible for changes in financial statement line items, we have given consideration to Regulation S-K, Item 303(a), Instructions 3 and 4, which require registrants to focus on events and uncertainties known to management that would cause reported results not to be necessarily indicative of future results or future financial condition and to describe the causes of material changes from year-to-year in financial statement line items to the extent necessary to an understanding of the registrant's businesses as a whole, and related guidance, including the discussion in Section III.D of Release 33-6835 (May 18,

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 10

1989). In accordance with these instructions, we seek to identify in our Management's Discussion and Analysis the factors underlying material period-to-period change that we believe indicate how the business is operating and that are reflective of known material trends in the business. When we list several factors, we generally list them in order of importance or impact on the period-to-period change. In some cases, we have concluded that a specific quantification of the factors is not necessary to an understanding of the material change because that information is already available in a table within MD&A or elsewhere in the report. For example, we separately disclose revenue for microprocessors from chipsets, motherboards and other revenue. This table when read in conjunction with our discussion we believe provides an adequate understanding for readers of our filings.

     We have used terms such as "primarily," "substantial majority" and "mostly" when we have identified a particular reason or reasons that accounted for a variation from period to period. These terms are meant to communicate and emphasize with sufficient clarity the extent to which the identified factor has affected our results. We have also used terms such as "approximately flat," "increased slightly," "increased" and "increased significantly" to communicate and emphasize with sufficient clarity the extent to which the identified factor has fluctuated. In some circumstances, it is not possible to identify or quantify the impact of particular factors, either because they are not capable of being documented to a degree necessary to satisfy our disclosure controls and procedures, or because they are not capable of being quantified with sufficient specificity to support numerical or percentage statements. For example, revenue from sales of chipsets cannot be shown separately from motherboards, as motherboards are sold with attached chipsets, and the revenue from the sale of a motherboard is not allocated to different product components. Therefore, while we may know qualitatively that chipset average selling prices went up or down based on the sales of stand-alone chipsets (which represent a majority of our chipset sales), we may not have the level of specificity sufficient to support quantitative disclosure. To facilitate the reader's understanding we separately provide a detailed discussion of revenue for each of our reportable segments by providing qualitative explanations for significant variations from period to period. Further, we provide disaggregated revenue information for each reporting segment as deemed meaningful. We generally exclude from the discussion other factors that individually account for an immaterial portion of the variance from period to period.

     We would also like to advise the staff that our filings contain additional disclosure within MD&A in the sections entitled Overview and Outlook which are designed to give the reader other useful information as to the significant drivers and trends in our business and the expectations for the future. We believe when combined with the Results of Operations section, our MD&A provides a sufficient understanding of our period to period variations and material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

     Notwithstanding the foregoing, in an effort to provide more detailed disclosure in future filings, we will remain mindful of the need to identify and/or quantify the impact of the significant factors that contribute to material period-to-period changes, to the extent this information is necessary to an understanding of our business and operating results and is reasonably quantifiable.

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 11

Form 8-K filed April 19, 2006

Comment No. 5:

     5. We note the non-GAAP information included in the press release furnished by Intel in the Form 8-K filed April 19, 2006. Intel's non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Please refer to our discussion above regarding your disclosure of non-GAAP measures. Revise future filings to addresses with sufficient precision each of the disclosure points identified in the response to Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of your non-GAAP measures identified.

Response to Comment No. 5:

     We acknowledge the staff's comment and in our future earnings releases furnished by Intel on Form 8-K we will adjust our disclosure to coincide with the revised disclosure in our Form 10-Q and Form 10-K filings (see sample disclosure attached).

                             **********

     As requested by the Staff, we acknowledge that:

     * we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2005, Form 10-Q for the quarter ended April 1, 2006 and the Form 8-K filed on April 19, 2006;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filings; and

     * we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2006
Page 12


     We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure into our future filings, including our Form 10-Q for the second quarter of 2006 which we anticipate will be filed on or about August 4th, 2006. If you have further comments that you would like to have addressed prior to that filing, please let us know. If you have any questions, you may contact Mr. Jeff Bodner, External Reporting Controller at (408) 765-5513 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

Sincerely,



/s/ Leslie Culbertson
----------------------------
Leslie Culbertson
Vice President and Director of Corporate Finance
Intel Corporation

cc: Audit Committee of the Board of Directors of Intel Corporation Andy D. Bryant, Executive Vice President, Chief Financial and
       Enterprise Services Officer and Principal Accounting Officer Stacy J. Smith, Vice President, Finance and Enterprise Services
       Assistant Chief Financial Officer
     Cary Klafter, Vice President, Legal and Government Affairs and
       Corporate Secretary

Non-GAAP Financial Measures

In addition to disclosing financial results calculated in accordance with United States (U.S.) generally accepted accounting principles
(GAAP), the company's Results of Operations and Business Outlook contain non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123(R)). The non-GAAP financial measures used by management and disclosed by the company exclude the income statement effects of all forms of share-based compensation and the effects of SFAS No. 123(R) upon the number of diluted common shares used in calculating non-GAAP earnings per share. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. The company has provided reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures. The company applied the modified prospective method of adoption of SFAS No. 123(R), under which the effects of SFAS No. 123(R) are reflected in the company's GAAP financial statement presentations for and after the first quarter 2006, but are not reflected in results for prior periods.

In managing the company's business on a consolidated basis, consistent with how we managed the business prior to implementation of FAS 123(R), management develops an annual budget that includes all components of the income statement, exclusive of share-based compensation. Gross margin, expenses (research and development and marketing, general and administrative), operating income, income taxes, net income and diluted earnings per share (EPS) are the primary consolidated financial measures management uses for planning and forecasting future periods that are affected by shared-based compensation. The company's budget and planning process commences with a segment-level evaluation which excludes share-based compensation, and culminates with the preparation of a consolidated annual and/or quarterly budget that includes these non-GAAP financial measures. This budget, once finalized and approved, serves as the basis for the allocation of resources and management of operations. The number of full-time equivalent employees working in manufacturing, research and development and marketing, general and administrative related roles is determined through the budgeting process exclusive of share-based compensation. Segment managers are not held accountable for share-based compensation charges and therefore the budget and planning process, which involves headcount planning, excludes the effects of share-based compensation. In addition, our tax strategies are determined on a consolidated basis exclusive of the expenses and related tax benefit relating to share-based compensation. The accounting expense impact of share-based compensation is not discussed nor considered when assessing and determining the appropriate level of budgeted expenses for gross margin, research and development, marketing, general and administrative expenses. Accordingly, such amounts are also excluded from the budgeted operating income, net income and earnings per share. GAAP-basis financial statements which include the effects of share-based compensation are only reviewed and analyzed for purposes of external reporting where GAAP-basis financial statements are necessary.

Under our budget and planning process, consistent with prior to the adoption of FAS 123(R), when we seek to reduce unit costs with the goal of increasing gross margin, management does not consider the effects of share-based compensation. When assessing the level of R&D effort currently or prospectively, consistent with prior to the adoption of FAS 123(R), management does not consider the effects of share-based compensation. When making decisions about project spending, administrative budgets, or marketing programs, management does not consider the effects of share-based compensation.

In addition to using the budget process for planning and resource allocation, on a quarterly basis we analyze the performance of our business on a consolidated basis by comparing our gross margin, expenses (research and development and marketing, general and administrative), operating income, net income and diluted earnings per share, each excluding share-based compensation, to the forecasted amounts developed during the budget and planning process, also excluding share-based compensation. We use these quarterly assessments to evaluate the performance of the business and to develop our business outlook which we communicate to investors.

Consistent with prior to the adoption of FAS 123(R), the company's share-based compensation programs are established and managed on a company-wide basis, including specification of grant types and amount ranges for employees by category and grade. Our philosophy relative to share-based compensation programs is built on the principle that equity compensation should seek to align employees' actions and behaviors with stockholders' interest; be market competitive; be able to attract, motivate and retain the best employees; and support Intel's belief in a broad-based approach. Share based compensation granted to employees is in addition to, not in lieu of, cash compensation. Accordingly, our share-based compensation program is evaluated separately from the cost of other compensation programs. Specifically, our share-based compensation programs are carefully evaluated from the perspective of the resulting dilution and other metrics, and not from the resulting expense to be recorded. For example, our goal has been to keep the potential incremental dilution related to our equity incentive programs (stock options and restricted stock units) to a long-term average of less than 2% annually. The dilution percentage is calculated using the new equity-based awards, net of equity-based awards cancelled due to employees leaving the company and expired stock options, divided by the total outstanding shares at the beginning of the year. Further, as noted above, segment managers are not held accountable for share-based compensation charges, and these charges do not impact their business unit's operating income (loss). Accordingly, share-based compensation charges also are excluded from the company's measure of segment profitability (operating income). Therefore, when evaluating segment and operating income, management and the Board of Directors exclude share-based compensation.

Operating income and net income, both on a per-share basis, are calculated excluding share-based compensation for purposes of evaluating profit-dependent cash incentive compensation paid to employees, including senior management. For example, for 2006 the executive compensation cash incentive plan formula measures EPS as the greater of (x) Intel's operating income or (y) Intel's net income (in both cases excluding the effect of share-based compensation), divided by Intel's weighted average diluted common shares outstanding, excluding the effects of share-based compensation. The calculation of diluted common shares outstanding, excluding the effects of share-based compensation, excludes the proceeds from the remaining unamortized share-based compensation, and adjusts the proceeds from tax benefits by excluding the effects of share-based compensation. The calculation of diluted common shares outstanding, excluding the effects of share-based compensation is similar to the calculation of diluted common shares outstanding, as reported, prior to the adoption of SFAS 123(R). Accordingly, when budgeting for the company's profit-dependent cash incentives, the company applies the formula above to calculate earnings per share excluding share-based compensation so as to be able to factor the appropriate amount of profit dependent cash incentive into the budget.

The company discloses this non-GAAP information to the public to enable investors who wish to more easily assess the company's performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis to our prior period results. In particular, as the company begins to apply SFAS No. 123(R), the company believes that it is useful to investors to understand how the expenses and other adjustments associated with the application of SFAS No. 123(R) are being reflected on the company's income statements. Management believes gross margin, excluding share-based compensation, R&D, excluding share-based compensation, and marketing, general, and administrative, excluding share-based compensation, are useful information for investors because the GAAP measure when compared in isolation with last year would indicate a level of increase in those expenses inconsistent with actual performance. We believe that the non-GAAP measures serve to provide a baseline for investors in this first year of adoption to compare actual results for the current year, excluding share-based compensation to the prior year GAAP amounts which exclude share-based compensation. We believe this comparison is useful to allow investors to more easily evaluate our results from a period-to-period comparability perspective.

Management believes operating income and net income, excluding share-based compensation, is useful information to investors because it assists investors in evaluating operating income and net income consistent with how management evaluates performance and to understand the basis for the company's profit dependent cash incentive plan. Especially in this first year of applying the provisions of FAS 123(R), we believe operating and net income as reported in our income statement are not comparable to prior period amounts, and may lead the investor to believing business has declined more significantly than would be caused by actual changes in the business (as opposed to changes in accounting treatment between years). When presenting net income, excluding share-based compensation, we believe it appropriate to exclude the related tax benefit recognized in the financial statements for purposes of presenting net income or EPS, excluding share-based compensation. Providing diluted earnings per share, excluding share-based compensation assists investors in evaluating diluted earnings per share compared to the prior year. Especially in this first year of applying the provisions of FAS 123(R), we believe diluted earnings per share as reported in our income statement is not comparable to prior period amounts.

The basis for the company's decision to use these non-GAAP measures excluding share-based compensation is that management has determined in this first year of adoption of FAS 123(R) to continue to evaluate the business on the same basis as prior to the implementation of FAS 123(R) until there is greater familiarity with its effects and until the second year after adoption of FAS 123(R) when financial information is prepared and presented on a consistent basis with the prior year. Share-based compensation represents: x points of gross margin, $xxxM of research and development expenses, $xxxM of marketing, general and administrative expenses, $xxxM reduction in total operating income, $xxxM reduction in total net income, and $0.0x reduction in diluted earnings per share for the quarter ended July 1, 2006, compared to zero for all such measures in the quarter ended July 2, 2005 (x points of gross margin, $xxxM of research and development expenses, $xxxM of marketing, general and administrative expenses, $xxxM reduction in total operating income, $xxxM reduction in total net income, and $0.0x reduction in diluted earnings per share for the six months ended July 1, 2006, compared to zero for all such measures in the six months ended July 2, 2005).

Unlike other forms of compensation, share-based compensation was not recognized prior to January 1, 2006 when we adopted the provisions of SFAS No. 123(R). Additionally, when management determines the annual merit and promotional budget for compensation, the expense effects of share-based compensation are not considered. Rather share-based awards are generally granted via a fixed formula depending on position and level of the employee. In addition, segment managers are held accountable for other forms of compensation, and as such those compensation charges are included in the segments results and in the budget and planning processes of our reporting segments.

A material limitation associated with the use of these measures as compared to the related GAAP measures is that they may reduce comparability with other companies who may use different types of equity incentive awards, or whose compensation structures may use share-based compensation to a greater or lesser extent as part of their overall compensation. These differences may cause our non-GAAP measures excluding share-based compensation to not be comparable to other companies' non-GAAP measures excluding share-based compensation. Other material limitations associated with the use of these measures as compared to the GAAP comparable measure include: gross margin, excluding share-based compensation does not include all costs related to the cost of inventory sold during the period; research and development, excluding share-based compensation does not include all costs related to the research and development needed to bring new products to the market; marketing, general and administrative expenses excluding share-based compensation does not include all costs related to the marketing, general and administrative efforts required to manage our company and sell our products. A material limitation with using operating income excluding share-based compensation, net income excluding share-based compensation and diluted earnings per share, excluding share-based compensation is that they do not include all costs typically included in the presentation of the comparable GAAP measure, and they may not include all costs related to hiring and retaining qualified employees.

Although these non-GAAP financial measures adjust cost, expenses and diluted share items to exclude the accounting treatment of share-based compensation, they should not be viewed as a pro forma presentation reflecting the elimination of the underlying share-based compensation programs. Thus, our non-GAAP presentations are not intended to present, and should not be used, as a basis for assessing what our operating results might be if we were to eliminate our share-based compensation programs. Our equity incentive programs are an important element of the company's compensation structure and generally accepted accounting principles indicate that all forms of share-based payments should be valued and included as appropriate in results of operations.

Because of the foregoing limitations, management does not intend to use the non-GAAP financial measures when assessing the company's performance against that of other companies. The company manages its share-based programs in the aggregate against certain metrics rather than reviewing financial statement impacts by financial statement line item. Specifically, our goal has been to keep the potential incremental dilution related to our equity incentive programs (stock options and restricted stock units) to a long-term average of less than 2% annually. The dilution percentage is calculated using the new equity-based awards, net of equity-based awards cancelled due to employees leaving the company and expired stock options, divided by the total outstanding shares at the beginning of the year.